SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE OF MEETING

ANNUAL AND SPECIAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby called for the Annual and Special Shareholders Meeting to be held cumulatively on 29 April 2004 at 10:00 am, in the head office, located at Rua São José N°20 - Suite 1602, Center, Rio de Janeiro - RJ, so as to deliberate on the following agenda:

1. Confirmation of the reassessment of property, plant and equipment approved in the Annual and Special Shareholders Meeting held on 29 April 2003, according to item 5.7 of the Minutes of the referred Meetings, in view of the rectification due to transcription error of the following amounts: from R$10,493,777,369.90 to R$10,769,704,117.90, determined as the total value of property, plant and equipment after reassessment, and from R$6,425,218,216.69 to R$6,701,144,964.69, determined as the total residual value of property, plant and equipment prior to reassessment. This rectification shall keep the increase value of R$ 4,068,559,153.21 (four billion sixty eight million five hundred and fifty nine thousand one hundred and fifty three reais and twenty one centavos) unchanged in the corporate account and shall not cause any alteration and/or impact in the Company’s current balance, as the Company balance has been registering the correct values as from the date of the referred Meetings;

2. Examining the Managers’ Accounts, examine, discuss and vote the Financial Statements and Administration Report referring to the business year ended on 31 December 2003;

3. Approval of the destination of the 2003 business year’s net profit in the sum of R$1,058,837,256.75 and the distribution of dividends, as follows:

- R$52,941,862.84, corresponding to 5% of the business year’s net profit, for legal reserve, pursuant to article 193 of Law N°6.404/76;

- distribute the sum of R$245,521,000.00, as interest over own capital, corresponding to the gross value of R$3.422885 per one thousand shares lot, and R$471,779,000.00, as dividends, corresponding to the sum of R$6.577218 per one thousand share lot; and

- the balance of R$487,202,762.65 to the investments reserve, so as to assist the investment projects mentioned in the Capital Budget;

4. Approval of Capital Budget;

5. Election of the Board of Director’s members;

6. Establishment of the annual global remuneration of the Board of Directors and of Executives in the amount of up to R$28,000,000.00;

7. Change of the newspapers in which the Company publishes its legal matters.

8. Pursuant to the terms of article 135 of Law 6.404/76 and subject to the attendance of 2/3 of the capital entitled to vote in the first call and, any number of attendees in the second call:

(i)

approval of the amendment of the 2nd Article of the By-laws so as to elucidate the activities that are similar and related to the metallurgic activities that said Article provides for, by way of inclusion of the activities regarding manufacturing, transformation, and marketing of by-products derived from the metallurgy of steel and iron, so that the 2nd Article shall apply in the following form:

“Art. 2 - The Company’s purpose is the manufacturing, transformation, marketing, including import and export of steel work products and subproducts deriving from steel work activities, as well as the exploration of any other correlated and similar activities, either directly or indirectly related to the purposes of the Company, such as: mining industries, cement and carbochemistry, manufacturing and assembly of metal structures, construction, transport, navigation, port activities.”; and

(ii)

approval of the split of shares representing the Company’s capital stock, an operation through which each share of the capital stock shall be represented by 4 (four) shares, followed by the grouping of these shares in a proportion of 1.000 (one thousand) shares for 1 (one) share, which shall result in a unique grouping event of 250 (two hundred and fifty) shares to 1 (one), as well as the change in relation of shares per ADR from 1 (one) share to 1 (one) ADR. Due to the split and grouping of shares, the beginning of Article 5 and beginning of Article 7 of the Company’s By-laws shall apply in the following form:

“Art. 5 - The Company’s capital stock, fully paid in and subscribed, is of R$1,680,947,363.71 (one billion six hundred and eighty nine hundred and forty seven thousand three hundred and sixty three reais and seventy one centavos) divided into 286,917,045 (two hundred and eighty six million nine hundred and seventeen thousand and forty five) common and book entry shares, with no nominal value.”

“Art. 7 - The Company’s capital stock may be raised to up to 400,000,000 (four hundred million) shares upon the issuance of 113.082,955 (one hundred and thirteen million eighty two thousand and nine hundred and fifty five) new ones, with no nominal value book entry shares, after decision of the Administrative Board.”

In compliance with provision of CVM’s Normative Instruction N° 165 of 12.11.91, amended by CVM’s Instruction N° 282 of 06.26.98, it states the necessity of a minimum of 5% (five per cent) of the company’s voting capital to require the adoption of the multiple vote.

The Shareholders, whose shares are under custody, are requested to present the documents foreseen in item II of art. 126 of Law N°6.404/76, as well as those who wish to be represented by an Attorney, should observe the provisions contained in paragraph 1 of the same article.

Finally, the Shareholders are hereby informed that the documents referred to in article 133 and 135 of Law 6.404/76, altered by Law 10.303/01, are at the Shareholders’ disposition in the Company’s head office.

Rio de Janeiro, April 7, 2004.

Benjamin Steinbruch
President of the Administrative Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.